EXHIBIT 99.1

August 9, 2004

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Gentlemen:

We have read the section entitled “Changes in Registrant’s Certifying Accountant” in Item 5 of Form 10-Q dated August 9, 2004, of Dril-Quip, Inc. and are in agreement with the statements contained in paragraphs 1, 3 and 4 therein. We have no basis to agree or disagree with paragraphs 2 or 5 therein or with other statements of the registrant contained therein.

/s/ Ernst & Young LLP